Mail Stop 4561

December 22, 2008

Mr. Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL 60532

> **Re: SXC Health Solutions Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-52073**

Dear Mr. Park:

We have reviewed your response letter dated December 1, 2008, in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 10, 2008.

Notes to Consolidated Financial Statements

2. Significant accounting policies

(c) Revenue recognition, page 57

1.   We note your response to prior comment number 4. It appears that for certain of your contracts with minimum monthly payments you have an obligation to provide rebate services in a period subsequent to the original transaction; however, your response indicates that revenue is not deferred "since the minimum monthly payments is sufficient to address any ongoing services yet to be performed." It is unclear to us how you have concluded that deferral is not required considering that you have an obligation to perform additional services.

Please explain your basis for not deferring revenue for the rebate processing services and refer to the authoritative guidance you relied upon when determining your accounting.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief